AB 2/28

KH 2/25

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46783

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: G & W Equity Sales, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

201 W. 103rd Street, Suite 505
(No. and Street)

Indianapolis (City) IN (State) 46290-1137 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Glenda L. Neff 317-581-1580 x219
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Somerset CPA's, P.C.
(Name – *if individual, state last, first, middle name*)

3925 River Crossing Parkway (Address) Indianapolis (City) IN (State) 46240 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

11015749

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KA 2/28

OATH OR AFFIRMATION

I, Glenda L. Neff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of G & W Equity Sales, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Glenda L Neff
Signature

Treasurer
Title

Ruth Ann Hiatt
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G & W EQUITY SALES, INC.
Financial Statements
Years Ended December 31, 2010 and 2009

SOMERSET
CPAs

Passionate
about your
success.

G & W EQUITY SALES, INC.

TABLE OF CONTENTS

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

We have audited the accompanying statements of financial condition of G & W EQUITY SALES, INC., as of December 31, 2010 and 2009, and the related statements of operations and retained earnings, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material aspects, the financial condition of G & W EQUITY SALES, INC., as of December 31, 2010 and 2009, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Somerset CPAs PC

February 7, 2011

G & W EQUITY SALES, INC.
Statements of Financial Condition
December 31, 2010 and 2009

	2010	2009
Assets		
Current Assets		
Cash and cash equivalents	$ 223,014	$ 61,278
Commissions receivable	300,913	227,202
Prepaid expenses	65,061	64,934
Total Assets	$ 588,988	$ 353,414
Liabilities and Shareholder's Equity		
Current Liabilities		
Accounts and commissions payable	$ 121,814	$ 96,543
Total Current Liabilities	121,814	96,543
Shareholder's Equity		
Common stock	8,000	8,000
Paid-in-capital	17,000	17,000
Retained earnings	442,174	231,871
Total Shareholder's Equity	467,174	256,871
Total Liabilities and Shareholder's Equity	$ 588,988	$ 353,414

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Operations and Retained Earnings
For the Years Ended December 31, 2010 and 2009

	2010	2009
Revenues	$ 2,920,682	$ 2,528,539
Operating Expenses		
Sales commissions	1,319,941	1,132,859
Service fees	1,200,000	1,287,500
Licenses and fees	43,062	36,107
Insurance	21,610	22,416
Professional services	17,000	13,000
Computer expense	5,778	8,493
Education and training	2,010	1,540
Dues and publications	910	624
Miscellaneous expenses	68	2,239
Total Operating Expenses	2,610,379	2,504,778
Net Income	310,303	23,761
Retained Earnings, Beginning of Year	231,871	208,110
Dividends	(100,000)	0
Retained Earnings, End of Year	$ 442,174	$ 231,871

See accompanying notes.

G & W EQUITY SALES, INC.
Statements of Cash Flows
For the Years Ended December 31, 2010 and 2009

	2010	2009
Cash Flows from Operating Activities		
Net income	$ 310,303	$ 23,761
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in commissions receivable	(73,711)	5,081
(Increase) decrease in prepaid expenses	(127)	1,376
Increase (decrease) in accounts and commissions payable	25,271	(648)
Net cash provided by operating activities	261,736	29,570
Cash Flows from Financing Activities		
Dividends paid	(100,000)	0
Net cash used in financing activities	(100,000)	0
Net Increase in Cash and Cash Equivalents	161,736	29,570
Cash and Cash Equivalents, Beginning of Year	61,278	31,708
Cash and Cash Equivalents, End of Year	$ 223,014	$ 61,278

See accompanying notes.

Note A - Nature of Operations and Summary of Significant Accounting Policies:

Nature of Operations

G & W Equity Sales, Inc. (the Company), a wholly owned subsidiary, is a limited broker-dealer and sells variable annuities, variable life insurance, mutual funds, and direct participation programs on behalf of various vendors. Effective July 1, 2006, the Company established three (3) branch offices. The Main Office/Office of Supervisory Jurisdiction (OSJ) is located in Indianapolis, Indiana, and is also a branch office. Additionally, the Company established two branch offices located in Dublin, Ohio and St. Paul, Minnesota. The Company markets its products primarily in the states located in the middle two-thirds of the United States.

The Company became registered with the Securities and Exchange Commission, effective November 22, 1993. The Company became registered with the Financial Industry Regulatory Authority, Inc. (formally known as the National Association of Securities Dealers, Inc.), on March 2, 1994.

The Company was registered with the Securities and Exchange Commission as a registered investment advisor, but withdrew the registration as required by law in 1997. The Company became a non-federally covered advisor at the time.

The Company became registered with the Municipal Securities Rulemaking Board on March 15, 2002, to enable the Company to be a municipal fund securities broker (529 College Savings Plans only).

Revenue Recognition

The Company recognizes revenue on its variable annuity, variable life insurance, mutual funds, and direct participation program products when the necessary policy documents have been completed by the customer as well as the premiums associated with the related products have been received by the carrier.

Method of Accounting

The Company's financial statements are presented on the accrual basis method of accounting. The Company reports its operations on the cash basis method of accounting for income tax reporting purposes.

Commissions Receivable

The Company carries its commissions receivable at invoiced amounts less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its commissions receivable and establishes an allowance for doubtful accounts, based on history of past write-offs and collections and current credit conditions. The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is provided. The Company's policy is not to accrue interest on past due receivables.

Note A - Nature of Operations and Summary of Significant Accounting Policies (Continued):

Cash Flows

For purposes of the Statements of Cash Flows, the Company considers all highly liquid instruments purchased within three months or less of an instrument's original maturity date to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

In December 2009, the Financial Accounting Standards Board (FASB) issued an accounting standard update which amends certain requirements for enterprises involved with variable interest entities ("VIE") to improve financial reporting and to provide more relevant and reliable information to users of financial statements. This standard requires a qualitative analysis to determine the primary beneficiary of a VIE. The analysis identifies the primary beneficiary as the enterprise that has both the power to direct the activities of a VIE that most significantly impact the VIE's economic performance and the obligation to absorb losses or the right to receive benefits that could be significant to the VIE. The standard also requires additional disclosures about an enterprise's involvement in a VIE. This standard is effective for the Company beginning January 1, 2010. The adoption of this standard did not have a material effect on the Company's financial statements.

Note B - Common Stock:

The Company has voting stock with equal voting rights, as well as non-voting stock. All of the stock is no par value.

The following summarizes the Company's shares of common stock at December 31, 2010 and 2009:

	Voting	Non-Voting
Authorized	2,000	1,000
Issued	400	0
Outstanding	400	0

Note C - Income Taxes:

The Company is a qualified sub-chapter S corporation of another entity and will file a consolidated return with the parent company. The shareholders of the parent company will be taxed on the consolidated taxable income. Therefore, no provision or liability for income taxes has been included in these financial statements.

Effective January 1, 2009, authoritative accounting standards require the Company to examine its tax positions for uncertain positions. Management is not aware of any tax positions that are more likely than not to change in the next twelve months or that would not sustain an examination by applicable taxing authorities.

The Company's policy is to recognize penalties and interest as incurred in its statement of operations, which totaled $0 for December 31, 2010 and 2009.

The parent company's federal and various state income tax returns for 2007 through 2010 are subject to examination by the applicable tax authorities, generally for three years after the later of the original or extended due date.

Note D - Related Party Transactions:

The Company has a service agreement with a corporation that is related by common ownership. Under terms of the agreement, the related corporation has agreed to make available certain facilities and provide for performance of certain administrative and clerical services. Service fees amounted to $1,200,000 and $1,287,500 for the years ended December 31, 2010 and 2009, respectively.

The Company pays commissions to Registered Representatives, some of whom are also shareholders of the parent company. The Company incurred approximately $1,294,000 and $1,097,000 of related party commissions for the years ended December 31, 2010 and 2009, respectively. Accounts payable includes approximately $122,000 and $95,000 of related party commissions at December 31, 2010 and 2009, respectively.

Note E - Concentration of Credit Risk:

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents and commissions receivable. The Company places its cash and cash equivalents with a single financial institution. At times, such amounts may be in excess of the FDIC insured limit. The Company routinely assesses the financial strength of its customers and, as a consequence, believes that its commissions receivable credit risk exposure is limited.

Note F- Major Carrier:

Three insurance companies comprised approximately eighty six percent (86%) of the total accounts receivable at December 31, 2010, and revenues which were derived from the sale of products with these insurance companies was approximately seventy nine percent (79%) for the year then ended. Three insurance companies comprised approximately seventy nine percent (79%) of the total accounts receivable at December 31, 2009, and revenues which were derived from the sale of products with these insurance companies was approximately eighty percent (80%) for the year then ended.

Note G - Statements of Changes in Liabilities Subordinated to Claims of General Creditors:

For the years ended December 31, 2010 and 2009, the Company did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statements have been prepared.

Note H - Net Capital Requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital balance. The minimum dollar amount for the Company is $8,121. At December 31, 2010, the Company's net capital was $367,975 which was $359,854 in excess of its minimum net capital requirement.

Note I - Subsequent Events:

The Company has evaluated subsequent events through February 7, 2011, the date on which the financial statements were available to be issued.

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on the Supplementary Information Required by Rule 17a-5 of the Securities and Exchange Commission

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

Our report on our audits of the 2010 and 2009 basic financial statements of G & W EQUITY SALES, INC., appears on page 1. Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Somerset CPAs PC

February 7, 2011

G & W EQUITY SALES, INC.
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
As of December 31, 2010

Net Capital

Total Shareholder's Equity	$ 467,174
Other Deductions	(99,199)
Net Capital	$ 367,975

Aggregate Indebtedness

Items Included in Statement of Financial Condition	
Other accounts payable	$ 121,814
Total Aggregate Indebtedness	$ 121,814

Computation of Basic Net Capital Requirement

Minimum Net Capital Required	$ 8,121
Excess Net Capital	$ 359,854
Excess Net Capital at 1000%	$ 355,794
Ratio: Aggregate Indebtedness to Net Capital	0.33 to 1

Reconciliation with Company's Computation (Included in Part II of Form X-17A-5 as of December 31, 2010)

Net Capital, as Reported in Company's Part II (Unaudited) FOCUS Report	$ 367,975
Net Capital per Above	$ 367,975

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-Dealer Claiming and Exemption from SEC Rule 15c3-3

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In planning and performing our audit of the financial statements of G & W EQUITY SALES, INC., as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

February 7, 2011

SIPC-7 (33-REV 7 10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7 10)

For the fiscal year ended , 20

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

WORKING COPY

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form

2. A. General Assessment (item 2e from page 2)		$ 7302
B. Less payment made with SIPC-6 filed (exclude interest) 7/20/10 Date Paid		(3522)
C. Less prior overpayment applied		(—)
D. Assessment balance due or (overpayment)		3780
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		—
F. Total assessment balance and interest due (or overpayment carried forward)		$ 3780
G. PAID WITH THIS FORM Check enclosed, payable to SIPC Total (must be same as F above)	$ 3780	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number)

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

(Name of Corporation, Partnership or other organization)

(Authorized Signature)

(Title)

Dated the _____ day of _______________, 20_____

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _____ Postmarked _____ Received _____ Reviewed

Calculations _____ Documentation _____ Forward Copy _____

Exceptions

Disposition of exceptions

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Q-1 } 1,408,752 Q-3 757,633
Q-2 } Q-4 754,297

Amounts for the fiscal period
beginning Jan 1, 20 10
and ending Dec 31, 20 10
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 2,920,682
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	-0-
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	
(4) Reimbursements for postage in connection with proxy solicitation	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business (See Instruction C):	
______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960) $______	
Enter the greater of line (i) or (ii)	
Total deductions	-0-
2d. SIPC Net Operating Revenues	$ 2,920,682
2e. General Assessment @ .0025	$ 7,302

(to page 1, line 2.A.)

G & W EQUITY SALES, INC.

SIPC Assessment Reconciliation

SOMERSET
CPAs

3925 River Crossing Parkway, Third Floor
Post Office Box 40368
Indianapolis, Indiana 46240-0368

Tel: 317.472.2200 - 800.469.7206
Fax: 317.208.1200
www.somersetcpas.com

Independent Accountants' Report Related to the Entity's SIPC Assessment Reconciliation as Required under SEC Rule 17a-5(e)(4)

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2010, which were agreed to by G & W Equity Sales, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating G & W Equity Sales, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). G & W Equity Sales, Inc.'s management is responsible for the G & W Equity Sales, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries per review of the cash disbursement journal noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences;

3. No adjustments were reported in Form SIPC-7, thus no comparison with supporting schedules and working papers was required;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 noting no differences; and

5. Compared the amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

To the Board of Directors
G & W EQUITY SALES, INC.
Indianapolis, Indiana
Page 2

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Somerset CPAs PC

January 26, 2011